September 2, 2022

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F. Street, N.E.

Washington, D.C. 20549

Attn:	Morgan Youngwood
Stephen Krikorian

	Re:	Infobird Co., Ltd
Form 20-F for the fiscal year ended December 31, 2021

Dear Mr. Youngwood and Mr. Krikorian:

Reference is made to the comment letter from the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) dated August 8, 2022 (the “Comment Letter”) received by Infobird Co., Ltd (the “Company” or “we”) regarding the Company’s Annual Report on Form 20-F for the fiscal year ended December 31, 2021 as filed with the Commission on May 16, 2022 (the “Form 20-F”), and the Company’s letter to the SEC dated August 18, 2022 requesting an extension of ten business days to respond to the Comment Letter.

We have been diligently working on responding to the Comment Letter and preparing an Amendment to the Form 20-F; however, we will need additional time to respond and file the Amendment to the Form 20-F, particularly as our auditor (Friedman LLP, which merged with Marcum LLP effective September 1, 2022) requires additional time to complete its internal procedures. We hereby request an extension of an additional ten business days to provide a response to the Comment Letter and file the Amendment to the Form 20-F.

Thank you for your consideration of this request for extension. If you have any questions or require any additional information with respect to the above, please do not hesitate to contact me by telephone at 86-010-52411819 or by e-mail at wuym@infobird.com or the Company’s counsel by telephone at 305-539-3306 or by e-mail at clayton.parker@klgates.com.

Sincerely,

/s/ Yimin Wu
Yimin Wu, Chief Executive Officer and Chairman of the Board of Directors

cc:

Clayton E. Parker, Esq., K&L Gates LLP